UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Ready Mix, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
755747102
(CUSIP Number)
Skanon Investments, Inc.
14500 Northsight Blvd., Suite 317
Scottsdale, Arizona 85260
Attn: Marco Gomez-Barrios
(480) 219-6670
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
with copies to:

Christopher S. Stachowiak, Esq.
Osborn Maledon, P.A.
Suite 2100
2929 North Central Avenue
Phoenix, Arizona 85012
(602) 640-9000

January 29, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	755747102

1	NAMES OF REPORTING PERSONS Skanon Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arizona

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,645,212*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,645,212*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

69.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* An aggregate of 2,645,212 shares of Ready Mix, Inc. (the “Company”) common stock (the “Subject Shares”) are subject to a Voting Agreement dated January 29, 2010 (the “Voting Agreement”) entered into by Skanon Investments, Inc. (“Skanon”) and Meadow Valley Parent Corp. (the “Company Stockholder”). Skanon expressly disclaims beneficial ownership of the Subject Shares. Based on the number of shares of Company common stock outstanding as of November 13, 2009 (as represented by the Company in its latest quarterly filing), the Subject Shares represent 69.4% of the outstanding common stock of the Company.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that the Reporting Person is the beneficial owner of any Common Stock (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed.
Item 1. Security and Issuer.
This Statement on Schedule 13D (the “Statement”) relates to the common stock, $0.001 par value, and voting rights relating thereto, of Ready Mix, Inc., a Nevada corporation (the “Company”), which has its principal executive offices located at 4602 E. Thomas Road, Phoenix, Arizona 85018.
Item 2. Identity and Background.
This Statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Skanon Investments, Inc., an Arizona corporation (“Skanon”), with its principal executive offices located at 14500 Northsight Blvd., Suite 317, Scottsdale, Arizona 85260. Skanon, through its subsidiaries is involved in the production of construction materials. The name and business address of Skanon’s parent entity, and the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Skanon and its parent entity is set forth on Schedule I.
During the last five years, neither Skanon nor, to Skanon’s knowledge, any of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds.
As an inducement for Skanon to purchase substantially all of the assets of the Company by entering into an Asset Purchase Agreement dated as of January 29, 2010, by and between Skanon and the Company (the “Asset Purchase Agreement”), Meadow Valley Parent Corp., a Delaware corporation (the “Company Stockholder”), entered into a Voting Agreement with Skanon (the “Voting Agreement”), and in connection therewith delivered an irrevocable proxy to vote shares subject to the Voting Agreement (the “Subject Shares”) to Skanon (the “Proxy”). Skanon did not provide any consideration, other than Skanon’s agreement to enter into the Purchase Agreement, to the Company Stockholder in connection with the execution and delivery of the Voting Agreement and Proxy. Copies of the Voting Agreement, the Proxy, and the Asset Purchase Agreement, are filed as Exhibit A, B and C, respectively, to this Statement.
The Voting Agreement, which is the basis for the beneficial ownership of the Subject Shares by the Reporting Person, is not expected to require the expenditure of any funds by Skanon.
Item 4. Purpose of Transaction.
On January 29, 2010, the Company entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Skanon Investments, Inc., an Arizona corporation (“Skanon”), or one or more acquisition entities designated by Skanon on or prior to the closing of the transactions contemplated thereby (the “Buyer”). Pursuant to and in accordance with the terms of the Asset Purchase Agreement, the Company agreed to sell, transfer, convey, assign and deliver to the Buyer, and the Buyer agreed to purchase from the Company, substantially all of the Company’s assets and the Buyer agreed to assume certain of the Company’s liabilities.
In connection with and as a condition to the execution of the Asset Purchase Agreement, Meadow Valley Parent Corp., a Delaware corporation (the “Company Stockholder”), entered into a voting agreement, dated as of January 29, 2010 (the “Voting Agreement”) with Skanon. Pursuant to the terms of the Voting Agreement, the Company Stockholder agreed to vote or give written consent with respect to any common stock of the Company:
(a) in favor of adoption of the Asset Purchase Agreement and the transactions contemplated thereby;

(b) against approval of any proposal made in opposition to the Asset Purchase Agreement and consummation of the transactions contemplated thereby;
(c) against any competing transaction (as defined in the Voting Agreement) from any party other than Skanon or an affiliate of Skanon as contemplated by the Asset Purchase Agreement;
(d) against any proposal that is intended to, or is reasonably likely to, result in the conditions of the Company’s obligations under the Asset Purchase Agreement not being fulfilled;
(e) against any other action that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Asset Purchase Agreement or any of the other transactions contemplated by the Asset Purchase Agreement; and
(f) against any dissolution, liquidation or winding up of the Company (other than as may be contemplated by the Asset Purchase Agreement).
Furthermore, as part of the Voting Agreement, the Company Stockholder delivered to Skanon a duly executed proxy (the “Proxy”) appointing the members of the board of directors of Skanon as the Company Stockholder’s sole and exclusive powers of attorney and proxies with respect to the matters referenced above.
The Voting Agreement and Proxy are effective until the earlier to occur of (a) the closing of the transaction contemplated by the Asset Purchase Agreement, (b) the date on which the Asset Purchase Agreement is amended, supplemented, varied, altered or modified other than as a result of Skanon exercising its right to match superior proposals, and other than to extend the time for closing by no more than 90 days after April 30, 2010 as mutually agreed by Skanon and the Company, (c) the date on which the Asset Purchase Agreement is terminated or (d) the date on which the Company Stockholder materially breaches or terminates the Voting Agreement, which the Company Stockholder is entitled to do with or without cause or reason at any time without penalty; provided, however, that Section 8.1(c)(v) of the Asset Purchase Agreement provides that Skanon may terminate the Asset Purchase Agreement and receive a $500,000 break-up fee from the Company if the Company Stockholder fails to vote the Subject Shares in favor of the transactions contemplated by the Asset Purchase Agreement and such transactions are not approved by an affirmative vote of the stockholders of the Company.
The descriptions of the Voting Agreement, the Proxy and the Asset Purchase Agreement contained herein are qualified in their entirety by the Voting Agreement set forth as Exhibit A hereto, the Proxy set forth as Exhibit B hereto and the Asset Purchase Agreement set forth as Exhibit C hereto, each of which is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
(a) (b) As a result of the Voting Agreement, the Reporting Person could be deemed to be the beneficial owner of the Subject Shares. However, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D. The Reporting Person expressly disclaims beneficial ownership of any Subject Shares that are covered by the Voting Agreement.
An aggregate of 2,645,212 shares of Ready Mix, Inc. (the “Company”) common stock (the “Subject Shares”) are subject to the Voting Agreement. Based on the number of shares of Company common stock outstanding as of November 13, 2009 (represented by the Company in its latest quarterly filing to be 3,809,500 shares), the Subject Shares represent 69.4% of the outstanding common stock of the Company.
The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference. Except as set forth in this Item 5(a), none of Skanon, and, to the knowledge of Skanon, any person named in Schedule I hereto, beneficially owns any shares of the Company.
(c) Except for the agreements described above, to the knowledge of Skanon, no transactions in the class of securities reported have been effected during the past 60 days by Skanon or any person named in Schedule I or Item 5(a).

(d) To the knowledge of Skanon, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.
(e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except for the Voting Agreement and Proxy described above, to the knowledge of Skanon, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, between the persons identified in Item 2, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.
Item 7. Material to Be Filed as Exhibits.

Exhibit A	Voting Agreement, dated as of January 29, 2010, by and between Skanon Investments, Inc. and Meadow Valley Parent Corp.

Exhibit B	Irrevocable Proxy to Vote the Stock of Ready Mix, Inc., dated as of January 29, 2010.

Exhibit C	Asset Purchase Agreement, dated as of January 29, 2010, by and among Skanon Investments, Inc. or its designee and Ready Mix, Inc.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 8, 2010

SKANON INVESTMENTS, INC.
By:	/s/ Sergio Muniz
	Name:	Sergio Muniz
	Title:	Chief Financial Officer

Schedule I
DIRECTORS AND EXECUTIVE OFFICERS OF SKANON INVESTMENTS, INC.
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Skanon are set forth below. If no business address is given, the director’s or executive officer’s business address is 14500 Northsight Blvd., Suite 317, Scottsdale, Arizona 85260. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Skanon.

Name	Citizenship	Occupation

Marco Gomez-Barrios	USA	Director, Chief Executive Officer, Secretary

Sergio Muñiz	USA	Chief Financial Officer, Treasurer

Ricardo Rizo-Patron	Peru	Director, President

Marcelo Rizo Patron	Peru	Director, Vice President

Juan Pedro Rizo Patron	Peru	Director, Assistant Treasurer

Jaime Bustamante	Peru	Director, Assistant Secretary

Alfredo Gastaneta	Peru	Director

Maria Elena Rizo Patron	Peru	Director
DIRECTORS AND EXECUTIVE OFFICERS OF CEMENTOS-LIMA SA
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Skanon’s parent entity are set forth below. If no business address is given, the director’s or executive officer’s business address is the same as Cementos-Lima SA, which is AV Atocongo, 2440 Villa Mariadel Triunfo Lima 35, Lima Peru. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Cementos-Lima SA.

Name	Citizenship	Occupation

Jaime Rizo Patron Remy	Peru	Chairman of the Board

Carlos Ugas Delgado	Peru	Director, Chief Executive Officer

Ricardo Rizo Patron de la Piedra	Peru	Vice Chairman of the Board

Alvaro Morales Puppo	Peru	Chief Financial Officer

Jaime Sotomayor	Peru	Director

Alfredo Gastaneta	Peru	Director

Marcelo Rizo Patron	Peru	Director

Julio Ramirez	Peru	Director, Legal Manager